11 S. Meridian Street Indianapolis, IN 46204-3535 U.S.A. (317) 236-1313 Fax (317) 231-7433 www.btlaw.com

David P. Hooper

Partner

(317) 231-7333

david.hooper@btlaw.com

July 7, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Stacie Gorman and Jeffrey Gabor

100 F Street, N.E.

Washington, D.C. 20549

Re:	ExchangeRight Income Fund Amendment No. 1 to Form 10-12G Filed June 12, 2023 File No. 000-56543

Dear Ms. Gorman and Mr. Gabor:

This letter is being submitted on behalf of ExchangeRight Income Fund (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 10 filed on June 12, 2023 (the “Registration Statement”), as set forth in your letter dated June 28, 2023 addressed to David Van Steenis, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions to reflect responses to the Staff’s comments.

For your convenience, your comments have been reproduced in bold below followed by the responses in regular type. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms not otherwise defined herein have the meanings set forth in the Amendment No. 2.

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Amendment No. 1 to Form 10-12G filed June 12, 2023

Item 1. Business

Investment Objectives and Strategy, page 4

1.

We note your response to comment 1. It is still not clear why it is relevant to include the parent company’s credit rating if the parent company has not provided a guarantee for its subsidiary. Please revise the disclosure to remove these references.

U.S. Securities and Exchange Commission

July 7, 2023

Response: With respect to the Staff’s comment regarding parent company credit rating disclosures in the Registration Statement, the Company has revised its disclosures as you requested. In this regard, the Company has removed the column labeled “Parent credit rating” on pages 8 to 9 of Amendment No. 2 and, accordingly, has revised its other disclosures in the Registration Statement to remove any references to parent company credit ratings. I refer you to page 8 and page 9 of Amendment No. 2 for the additional revised disclosures.

Notes to Pro Forma Condensed Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-83

2.

We note your response to our prior comment 19. We continue to believe that the absence of a firm commitment to raise the remaining cash equity precludes you from reflecting the receipt or application of such proceeds in your pro forma financial statements. Please revise your pro forma presentation or advise.

Response: In response to the Staff’s comment regarding the absence of a firm commitment to raise the remaining cash equity, the Company has revised the pro forma presentation in the Registration Statement as you requested. In this regard, the Company has revised note (f) to the unaudited pro forma condensed consolidated balance sheet as of March 31, 2023, note (h) to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022, and note (e) to the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2023 to reflect the assumption that all equity is provided via a Code Section 721 exchange into the Operating Partnership rather than any cash being provided to the DST investors of the Identified Portfolios. The Identified Portfolios are currently managed and sponsored by a wholly-owned subsidiary of ExchangeRight Real Estate, LLC (“ExchangeRight”), which also is the sole member and manager of the Trustee of the Company. While it is intended that DST investors will have the option to receive cash upon the Company’s acquisitions of Identified Portfolios, the manager of the Identified Portfolios has the authority to approve transactions that would fully eliminate any cash requirement for the Company to acquire the Identified Portfolios. As such, the manager has the unilateral authority to approve a transaction whereby all DST investors of the Identified Portfolios would be required to convert their DST interests into Operating Partnership Units via a Code Section 721 exchange. Notwithstanding the foregoing, ExchangeRight intends to continue to provide the DST investors with the option to complete a Code Section 721 exchange, complete another Code Section 1031 like-kind exchange, receive cash, or any combination of the above options in connection with an acquisition of Identified Portfolios, consistent with its approach to date with all 20 similar portfolios the Company has previously acquired.

Please see the revised presentation of the unaudited pro forma condensed consolidated financial statements beginning on page F-78 of the Amendment No. 2 with respect to this matter, as you requested.

U.S. Securities and Exchange Commission

July 7, 2023

General

3.	We note your response to comment 21. We continue to consider your response and may have additional comments.

Response: The Company acknowledges the Staff’s comment with respect to the response to comment 21.

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The Company respectfully requests the Staff’s assistance in completing its review of this response letter and the Amendment No. 2 as soon as possible. Should you have additional comments or questions, please contact me at (317) 231-7333, or by email at david.hooper@btlaw.com. Thank you for your comments and your assistance with the Company’s filing.

Sincerely,

/s/ David P. Hooper
David P. Hooper

cc:	David Fisher, ExchangeRight Real Estate, LLC

Joshua Ungerecht, ExchangeRight Real Estate, LLC

Warren Thomas, ExchangeRight Real Estate, LLC

David Van Steenis, ExchangeRight Real Estate, LLC